UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADMA Biologics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

000899104

(CUSIP Number)

Biotest AG

Landsteinerstr. 5

Drieieich, Germany

+45 6103 801 225

Biotest Pharmaceuticals Corporation

5800 Park of Commerce Blvd., NW

Boca Raton, FL 33487

(561) 989-5762

with a copy to:

Gerald L. Baxter, Esq.

Greenberg Traurig, LLP

Suite 2500

3333 Piedmont Road NE

Atlanta, GA 30305

(678) 553-2430

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0008899104

1.	Names of Reporting Person. Biotest AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Germany

Number of Shares	7.	Sole Voting Power: 0
Beneficially Owned by	8.	Shared Voting Power: 4,295,580
Each Reporting
Person With	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,295,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,295,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.00%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 0008899104

1.	Names of Reporting Person. Biotest Pharmaceuticals Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of Shares	7.	Sole Voting Power: 0
Beneficially Owned by	8.	Shared Voting Power: 4,295,580
Each Reporting
Person With	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,295,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,295,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.00%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001per share (the “Common Stock”), of ADMA Biologics, Inc., a corporation formed under the laws of Delaware (the “Issuer”), whose principal executive offices are located at 465 State Route 17, Ramsey, New Jersey (201) 478-5552.

Item 2. Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Biotest AG

(2)	Biotest Pharmaceuticals Corporation.

Biotest AG (“Biotest”) is a German global provider of plasma products listed in the SDAX on the Frankfurt stock exchange. Biotest Pharmaceuticals Corporation (“BPC”) is a Delaware corporation and is a wholly-owned subsidiary of Biotest. The business address of Biotest is Landsteinerstr. 5, Dreieich, Germany 63303 and the new business address of BPC is 901 Yamato Road, Suite 101, Boca Raton, Florida 33431. The Issuer, following the consummation of the Transaction as described in Item 3 herein, now occupies BPC’s former business address at 5800 Park of Commerce Blvd. NW, Boca Raton, Florida 33487.

 Biotest is a provider of plasma proteins and biological drugs. With a value added chain that extends from pre-clinical and clinical development to worldwide sales, Biotest has specialized primarily in the areas of clinical immunology, hematology and intensive medicine. Biotest develops and markets immunoglobulins, coagulation factors and albumins based on human blood plasma. In addition, Biotest develops monoclonal antibodies in the indications of cancer of plasma cells and systemic lupus erythematosus which are produced by recombinant technologies. BPC is one of the leading global providers of source and specialty plasma. BPC owns and operates twenty-two plasmapheresis (plasma collection) centers across the United States. BPC’s team of over 800 employees is part of Biotest’s global workforce of more than 2,500 associates worldwide.

The Issuer, Biotest and BPC have a well-established relationship spanning several years and which has included contract manufacturing, licensing, and source and specialty plasma supply agreements between the companies.

The executive officers and directors of the reporting persons are the following:

Biotest AG

Members of the Board of Management

Dr. Bernhard Ehmer

Dr. Michael Ramroth

Dr. Georg Floss

Executive Officers

Dr. Bernhard Ehmer

Dr. Michael Ramroth

Dr. Georg Floss

Biotest Pharmaceuticals Corporation

Members of the Board of Directors

Dr. Bernhard Ehmer

Dr. Michael Ramroth

Executive Officers

Ileana Carlisle – Chief Executive Officer

Michael Ramroth – President

Olga Arnold – Treasurer

Donna Quinn – Secretary

Martin Moeller – Assistant Secretary

The business address of Dr. Ehmer, Mr. Ramroth, Dr. Floss and Mr. Moeller is the same as Biotest AG.

The business address of Ms. Carlisle, Ms. Arnold and Ms. Quinn is the same as BPC.

During the last five years, neither of the Reporting Persons nor any of its officers or directors : (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 21, 2017, the Issuer and its wholly-owned subsidiary (the “Buyer”) entered into a definitive Master Purchase and Sale Agreement with BPC, and for certain limited purposes set forth in the Purchase Agreement, Biotest, pursuant to which Buyer agreed to acquire certain assets and assume certain liabilities constituting the therapy business of BPC. On June 6, 2017, following the satisfaction of all conditions to closing, including the approval of the stockholders of the Issuer, the transactions (the “Transaction”) contemplated by the Purchase Agreement were consummated.

The Transaction included the issuance to BPC, as part of the consideration for the Transaction, an aggregate equity interest in the Issuer equal to fifty (50%), less one (1) share, of the issued and outstanding Issuer capital stock consisting of (a) 4,295,580 shares of Issuer Common Stock representing twenty-five percent (25%) of the issued and outstanding Common Stock of the Issuer, which common stock is registered under the Securities Exchange Act of 1934 and is the subject of this Schedule 13D, and (y) 8,591,160 shares of non-voting common stock representing the balance of the Biotest Equity Interest, which is convertible into common stock of the Issuer upon the occurrence of certain specified events which have not occurred as of the date of filing of this Schedule 13D and will not occur within sixty (60) days of such date.

Item 4. Purpose of Transaction.

The purpose of the Transaction is for the Reporting Persons to acquire a substantial voting and equity interest in the Issuer in exchange for the assets described herein and to enter into certain other agreements between the parties.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 17,182,321 shares of Common Stock outstanding as of June 6, 2017. In addition, the reporting persons are the beneficial owners of 8,591,160 shares of non-voting common stock which is not the subject of this Schedule 13D, and constitutes all outstanding shares of non-voting common stock and which is convertible into Common Stock of the Issuer upon the occurrence of certain specified events which have not occurred as of the date of filing of this Schedule 13D and will not occur within sixty (60) days of such date.

Each of the Reporting Persons could be considered beneficial owners of the Common Stock by virtue of the indirect ownership by Biotest of BPC, and as such, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Person. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Biotest specifically disclaims beneficial ownership of the securities of the Issuer reported herein that it does not directly own.

(b) Biotest and its indirect wholly-owned subsidiary BPC may be deemed to share the power to vote and dispose of the shares of Common Stock directly beneficially owned by BPC.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Reporting Persons or the Issuer and any of the Reporting Persons.

The Stockholders Agreement

Upon the closing of the Transaction, the Issuer and BPC entered into a Stockholders Agreement (the “Stockholders Agreement”) pursuant to which BPC (i) is subject to lock-up restrictions, contractual volume limitations on resales and certain standstill provisions, (ii) was granted the right to nominate one director for election to the Board, designate one observer to the Board and, under certain circumstances, nominate an additional director to the Board, as described below and (iii) was granted certain contractual rights to participate in certain issuances of preferred shares by the Company and rights to nominate candidates to replace Adam Grossman as the chief executive officer (“CEO”) of the Issuer (in the event of the death or permanent disability of Adam Grossman), from which the Board will select such replacement, subject to the Board's  fiduciary duties, as further described below.

Lock-Up Period; Volume Limitations

Subject to certain limited exceptions, sales by BPC of any equity interests of the Issuer are subject to a lock-up for six months after the closing of the Transaction. For three years after the end of such six-month period, subject to certain limited exceptions, under the Stockholders Agreement, sales by BPC of equity interests of the Issuer may not exceed 15% of the issued and outstanding common stock of the Issuer in any twelve-month period; provided, however, that if the market capitalization of the Issuer increases to double the market capitalization of the Issuer immediately following the closing of the Transaction, then BPC may sell common stock of the Issuer of up to 20% of the issued and outstanding common stock of the Issuer in any twelve-month period; provided, further, that (x) if the market capitalization of the Issuer increases to triple the market capitalization of the Issuer immediately following the closing of the Transaction, or (y) upon the one-year anniversary of BPC holding less than a 25% economic interest in the Issuer, then BPC may sell equity interests of the Issuer at any time (subject to applicable securities laws).

Standstill

BPC is subject to a customary standstill for the shorter of (x) five years after the FDA terminates or rescinds a warning letter issued by the FDA to BPC on November 25, 2014, in connection with outstanding issues at the manufacturing facility in Boca Raton Facility, Florida (the “FDA Warning Letter”), and (y) seven years after the closing of the Transaction, or until the standstill is earlier terminated as described below (the “Standstill Period”). During the standstill period, (a) BPC may not, directly or indirectly, acquire any capital stock of the Issuer which would result in BPC owning in excess of (i) 50%, less one share, of the total issued and outstanding shares of capital stock of the Issuer or (ii) 30% of the total issued and outstanding shares of Common stock of the Issuer, in each case, on a pro forma basis after giving effect to such transaction, and (b) BPC will be subject to other customary standstill restrictions against gaining control of the Issuer. The standstill will terminate early upon occurrence of any of the following: (A) any “person” (as such term is defined in the Stockholders Agreement) or “group” (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (other than Biotest and its affiliates) acquires equity interests of the Issuer equal to 20% or more of the outstanding capital stock of the Issuer (other than the Grossman family, any trusts or affiliates of the Grossman family, Aisling Capital II LP,  Biomark Capital Fund IV LP or any of the affiliates of the foregoing in connection with an equity financing in which Biotest has a right to participate but elects not to participate with respect to at least one-half of its pro rata portion of such financing); (B) six months after BPC holds less than 25% of the issued and outstanding capital stock of the Issuer; (C) Adam Grossman voluntarily leaves the employ of the Issuer (other than for “good reason” or, except as described below at “Replacemnt of CEO,” as a result of death or permanent disability) or is terminated for “cause” or (D) the Issuer ceases to be a reporting company under the Exchange Act.

Contractual Right to Purchase Preferred Shares

Until the termination of the Standstill Period, BPC has the right to purchase its pro rata (determined based on Biotest’s beneficial ownership of all outstanding equity securities of the Issuer as of the applicable date of determination) portion of any new preferred shares that the Issuer proposes to issue or sell to any party.

 Board Nominee(s) and Board Observer

BPC has the right to nominate one board member and designate one board observer in its reasonable discretion, each of whom will be accepted by the Board absent a good faith objection for a reasonable and compelling reason. BPC will retain such rights until such time as BPC (and its affiliates) no longer holds 10% of the issued and outstanding capital stock of the Issuer, at which time BPC will cause their director designee to resign. For so long as BPC holds such rights, if (a) the Board is expanded to nine directors or more or (b) BPC participates in one or more equity financings in which BPC contributes to the Issuer aggregate gross proceeds of at least $15,000,000, then BPC may nominate a second director to the Board in their reasonable discretion, who will be accepted by the Board absent a good faith objection for a reasonable and compelling reason. the Issuer may either procure the resignation of an existing director or increase the size of the board to accommodate the BPC designee(s).

Replacement of CEO

During the Standstill Period, (a) in the event of the death or permanent disability of Adam Grossman, BPC will have the right to nominate three qualified candidates as the replacement CEO of the Issuer and the Board will appoint one of such three candidates as the new CEO of the Issuer, upon customary terms and conditions for a CEO of a similarly situated company, and (b) BPC will have a similar right to nominate candidates as a successor CEO to the initial replacement CEO. The standstill will not terminate in the event of the death or permanent disability of Adam Grossman provided that the Issuer and the Board comply with these procedures. In no event will BPC’s failure to nominate qualified candidates or otherwise act in accordance with these procedures result in the termination of the standstill.

Item 7. Material to be Filed as Exhibits.

99.1	Stockholders Agreement between BPC and the Issuer dated June 6, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:   June 16, 2017

Biotest AG,
a German corporation

By: /s/ Bernhard Ehmer
Name: Dr. Bernhard Ehmer
Title: Chief Executive Officer

Biotest Pharmaceuticals Corporation, a Delaware corporation

By: /s/ Ileana Carlisle
Name: Ileana Carlisle
Title: Chief Executive Officer _________________________________

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)